Stralem Fund

August 3, 2010

FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stralem Fund
            File Nos. 811-01920; 002-34277

Ladies and Gentlemen:

The Stralem Fund (the  "Trust"),  in accordance  with Rule 17g-1 under the Investment  Company Act of 1940 (the "1940 Act"),  hereby provides the following in connection with the Trust's fidelity bond:

1.  A copy of the current fidelity bond, including the most recent amendment (Endorsement No. 4) dated July 21, 2010 (the "Bond") (attached as EX99-1).

2.  A copy of the resolutions  approving the Bond, which were adopted by the Board,  including  a majority of the  members  thereof  who are not  "interested persons" (as defined by the 1940 Act) of the Trust (attached as EX99-2).

Premiums  have been paid  through  the policy  period  ending on March 15, 2011.

Please contact the  undersigned at  513-587-3406  if you have any questions concerning this filing.

Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary